Exhibit 99.3

Sinovac Awarded Tenders in Beijing and Shanghai to Supply Inactivated Hepatitis A Vaccine Healive® Under Expanded Immunization Program

 BEIJING, Sept. 25, 2012  -- Sinovac Biotech Ltd. (SVA), a leading China-based vaccine manufacturer, announced today that it has been selected by the Beijing Health Bureau and the Shanghai Centers for Disease Control and Prevention (Shanghai CDC) to supply the Company's inactivated hepatitis A vaccine, Healive, to the Expanded Program of Immunization (EPI) for each city.  The tenders awarded to Sinovac in Beijing and Shanghai are valued at approximately 20 million RMB and 13 million RMB, respectively.  The vaccine purchased by the Beijing Health Bureau will be administered over a two year period to the pediatric population across the city.  The vaccine purchased by the Shanghai CDC is for the 2012 pediatric population inoculation program.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are pleased to have been selected as the sole supplier of the inactivated hepatitis A vaccine in prefilled syringe in both Beijing and Shanghai.  Given its superior safety profile and proven efficacy, Healive will be provided to newborns under the Beijing and Shanghai immunization programs using our easy-to-use pre-filled syringes.  We will continue to collaborate with government agencies to provide top-quality vaccines to prevent diseases in China and beyond."

Healive is the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer.  Healive was launched by Sinovac in 2002 in China and is currently available in adult and pediatric dosage forms. In February 2008, the Chinese government included hepatitis A vaccine in its national immunization program.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program.  Sinovac is developing a number of new pipeline vaccines including vaccines for enterovirus 71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella.  Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email: vaguiar@theruthgroup.com